Exhibit 99

                      FEDERAL DEPOSIT INSURANCE CORPORATION

                                WASHINGTON, D.C.



                                    FORM 10-Q


    Quarterly Report Under Section 13 of the Securities Exchange Act of 1934
                        For quarter ended: JUNE 30, 2000


                         FDIC Certificate Number: 34147



                                BANK RHODE ISLAND
                ------------------------------------------------
                (Exact Name of Bank as Specified in Its Charter)

          RHODE ISLAND                                            05-0488784
---------------------------------                            -------------------
  (State or Other Jurisdiction                                  (IRS Employer
of Incorporation or Organization)                            Identification No.)

                   ONE TURKS HEAD PLACE, PROVIDENCE, RI 02903
                   ------------------------------------------
                    (Address of Principal Executive Offices)

                                 (401) 456-5000
                ------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)

   __________________________________________________________________________
   (Former Name, Former Address and Former Fiscal Year, if Changed Since Last
                                     Report)


     Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes (X) No
                  ---    ---


     Indicate the number of shares outstanding of each of the Bank's classes of common stock, as of JULY 31, 2000:

  Common Stock - Par Value $1.00                             3,728,550 shares
  ------------------------------                             ----------------
            (class)                                            (outstanding)

                                BANK RHODE ISLAND

                                    FORM 10-Q

                                      INDEX

                                                                                         PAGE NUMBER
                                                                                         -----------

              Cover Page                                                                       1

              Index                                                                            2

                                    PART  I - FINANCIAL INFORMATION

Item 1        Financial Statements

                     Consolidated Balance Sheets                                               3

                     Consolidated Statements of Operations                                     4

                     Consolidated Statements of Changes in
                            Shareholders' Equity                                               5

                     Consolidated Statements of Cash Flows                                     6

                     Notes to Consolidated Financial Statements                              7 - 8

Item 2        Management's Discussion and Analysis                                           9 - 19

Item 3        Quantitative and Qualitative Disclosures About Market Risk                      20

                                       PART II - OTHER INFORMATION

Item 1        Legal Proceedings                                                               21

Item 2        Changes in Securities                                                           21

Item 3        Default upon Senior Securities                                                  21

Item 4        Submission of Matters to a Vote of  Security Holders                            21

Item 5        Other Information                                                               21

Item 6        Exhibits and Reports on Form 8-K                                                21

              Signature Page                                                                  22

                                BANK RHODE ISLAND
                           CONSOLIDATED BALANCE SHEETS


                                                                                       JUNE 30,         DECEMBER 31,
                                                                                         2000               1999
                                                                                       --------         ------------
                                                                                          (DOLLARS IN THOUSANDS)
ASSETS:
Cash and due from banks                                                               $  16,062           $  17,636
Federal funds sold                                                                       17,575               6,850
Investment securities available for sale (amortized cost of $47,471 and
     $51,477 at June 30, 2000 and December 31, 1999, respectively)                       46,436              50,503
Mortgage-backed securities available for sale (amortized cost of $87,773 and
     $76,458 at June 30, 2000 and December 31, 1999, respectively)                       85,610              74,793
Stock in Federal Home Loan Bank of Boston                                                 3,704               3,704
Loans receivable:
     Residential mortgage loans                                                         242,870             237,320
     Commercial loans                                                                   200,470             174,548
     Consumer and other loans                                                            50,287              47,090
                                                                                      ---------           ---------
         TOTAL LOANS                                                                    493,627             458,958
     Less allowance for loan losses                                                      (6,402)             (5,681)
                                                                                      ---------           ---------
         NET LOANS                                                                      487,225             453,277
Premises and equipment, net                                                               6,352               5,857
Other real estate owned                                                                     105                  49
Excess of costs over net assets acquired, net                                            12,512              13,094
Accrued interest receivable                                                               4,975               4,670
Prepaid expenses and other assets                                                         1,798               1,544
                                                                                      ---------           ---------
         TOTAL ASSETS                                                                 $ 682,354           $ 631,977
                                                                                      =========           =========

LIABILITIES:
Deposits:
     Demand deposit accounts                                                          $  83,160           $  67,844
     NOW accounts                                                                        33,895              27,456
     Money market accounts                                                               14,325              16,073
     Savings accounts                                                                   194,031             173,692
     Certificate of deposit accounts                                                    253,985             228,351
                                                                                      ---------           ---------
         TOTAL DEPOSITS                                                                 579,396             513,416
Overnight and short-term borrowings                                                      11,790              14,978
Federal Home Loan Bank of Boston borrowings                                              35,179              48,183
Other borrowings                                                                          4,750               4,750
Other liabilities                                                                         2,016               2,975
                                                                                      ---------           ---------
         TOTAL LIABILITIES                                                              633,131             584,302
                                                                                      ---------           ---------

SHAREHOLDERS' EQUITY:
Common stock, par value $1.00 per share, authorized 10,000,000 shares:
     Voting:  Issued and outstanding 3,448,550 shares                                     3,449               3,449
     Non-Voting:  Issued and outstanding 280,000 shares                                     280                 280
Additional paid-in capital                                                               35,925              35,925
Retained earnings                                                                        11,679               9,763
Accumulated other comprehensive income (loss), net                                       (2,110)             (1,742)
                                                                                      ---------           ---------
         TOTAL SHAREHOLDERS' EQUITY                                                      49,223              47,675
                                                                                      ---------           ---------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   $ 682,354           $ 631,977
                                                                                      =========           =========

           See accompanying notes to consolidated financial statements

                                BANK RHODE ISLAND
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                               JUNE 30,                          JUNE 30,
                                                                          -------------------             --------------------
                                                                          2000           1999             2000            1999
                                                                          ----           ----             ----            ----
                                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest and dividend income:
     Residential mortgage loans                                       $     4,449     $     4,257     $     8,852     $     8,518
     Commercial loans                                                       4,379           3,021           8,271           5,899
     Consumer and other loans                                               1,068             821           2,066           1,596
     Investment securities                                                    777             701           1,546           1,330
     Mortgage-backed securities                                             1,315           1,223           2,590           2,426
     Federal funds sold and other                                             138             142             229             304
     Federal Home Loan Bank of Boston stock dividends                          69              61             134             114
                                                                      -----------     -----------     -----------     -----------
       TOTAL INTEREST AND DIVIDEND INCOME                                  12,195          10,226          23,688          20,187
                                                                      -----------     -----------     -----------     -----------
Interest expense:
     NOW accounts                                                              50              45              94              84
     Money market accounts                                                     95             123             205             228
     Savings accounts                                                       1,427           1,180           2,645           2,291
     Certificate of deposit accounts                                        3,340           2,915           6,376           5,890
     Overnight and short-term borrowings                                      142              53             272              96
     Federal Home Loan Bank of Boston borrowings                              560             501           1,324           1,013
     Other borrowings                                                          70              70             140             139
                                                                      -----------     -----------     -----------     -----------
       TOTAL INTEREST EXPENSE                                               5,684           4,887          11,056           9,741
                                                                      -----------     -----------     -----------     -----------
       NET INTEREST INCOME                                                  6,511           5,339          12,632          10,446
Provision for loan losses                                                     382             225             722             450
                                                                      -----------     -----------     -----------     -----------
       NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                  6,129           5,114          11,910           9,996
                                                                      -----------     -----------     -----------     -----------
Noninterest income:
     Loan related fees                                                         63              25             106              64
     Service charges on deposit accounts                                      662             533           1,267             991
     Commissions on loans originated for others                                13              34              18              66
     Other income                                                             136             152             259             277
                                                                      -----------     -----------     -----------     -----------
       TOTAL NONINTEREST INCOME                                               874             744           1,650           1,398
                                                                      -----------     -----------     -----------     -----------
Noninterest expense:
     Salaries and employee benefits                                         2,350           1,954           4,521           3,831
     Occupancy                                                                374             287             740             594
     Equipment                                                                236             143             445             384
     Data processing                                                          324             325             609             656
     Marketing                                                                366             279             601             384
     Professional services                                                    163             212             423             370
     Loan servicing                                                           182             212             386             435
     Other real estate owned expense                                            6              36               9              56
     Amortization of intangibles                                              291             291             582             582
     Deposit tax and assessments                                               26              14              52              28
     Other                                                                    605             489           1,111             917
                                                                      -----------     -----------     -----------     -----------
       TOTAL NONINTEREST EXPENSE                                            4,923           4,242           9,479           8,237
                                                                      -----------     -----------     -----------     -----------
       INCOME BEFORE INCOME TAXES AND CHANGE IN ACCOUNTING                  2,080           1,616           4,081           3,157
         PRINCIPLE
Income tax expense                                                            724             567           1,419           1,109
                                                                      -----------     -----------     -----------     -----------
       NET INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE                     1,356           1,049           2,662           2,048
Cumulative effect of change in accounting principle, net of taxes              --              --              --             109
                                                                      -----------     -----------     -----------     -----------
       NET INCOME                                                           1,356           1,049           2,662           1,939
Dividends on preferred stock                                                   --              44              --              88
                                                                      -----------     -----------     -----------     -----------
       NET INCOME AVAILABLE TO COMMON SHAREHOLDERS                    $     1,356     $     1,005     $     2,662     $     1,851
                                                                      ===========     ===========     ===========     ===========

Basic earnings per common share:
  Income per common share before change in accounting principle       $      0.36     $      0.27     $      0.71     $      0.53
  Cumulative effect of change in accounting principle, net of tax              --              --              --           (0.03)
                                                                      -----------     -----------     -----------     -----------
  Net income per common share                                         $      0.36     $      0.27     $      0.71     $      0.50
                                                                      ===========     ===========     ===========     ===========

Diluted earnings per common share:
  Income per common share before change in accounting principle       $      0.36     $      0.27     $      0.71     $      0.52
  Cumulative effect of change in accounting principle, net of tax              --              --              --           (0.03)
                                                                      -----------     -----------     -----------     -----------
  Net income per common share                                         $      0.36     $      0.27     $      0.71     $      0.49
                                                                      ===========     ===========     ===========     ===========

Average common shares outstanding - basic                               3,728,550       3,727,340       3,728,550       3,725,470
Average common shares outstanding - diluted                             3,734,989       3,736,832       3,728,550       3,740,876

           See accompanying notes to consolidated financial statements

                                BANK RHODE ISLAND
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                                 ACCUMULATED
                                                                                                    OTHER
                                                                                                   COMPRE-
                                                                     ADDITIONAL                    HENSIVE
                                          PREFERRED      COMMON       PAID-IN       RETAINED       INCOME
SIX MONTHS ENDED JUNE 30,                   STOCK        STOCK        CAPITAL       EARNINGS     (LOSS), NET      TOTAL
                                          ---------      ------      ----------     --------     -----------      -----
                                                                        (IN THOUSANDS)
2000
----
Balance at December 31, 1999              $     --      $  3,729      $ 35,925      $  9,763      $ (1,742)     $ 47,675
  Net income                                    --            --            --         2,662            --         2,662
  Other comprehensive income,
    net of tax:
      Unrealized gain (loss) on
        securities available for sale                                                                 (368)         (368)
                                                                                                                --------
  Comprehensive income                                                                                             2,294

  Dividends on common stock                     --            --            --          (746)           --          (746)

                                          --------      --------      --------      --------      --------      --------
Balance at June 30, 2000                  $     --      $  3,729      $ 35,925      $ 11,679      $ (2,110)     $ 49,223
                                          ========      ========      ========      ========      ========      ========

1999
----
Balance at December 31, 1998              $    804      $  3,724      $ 37,087      $  5,862      $    210      $ 47,687
  Net income                                    --            --            --         1,939            --         1,939
  Other comprehensive income,
    net of tax:
      Unrealized gain (loss) on
        securities available for sale                                                                 (957)         (957)
                                                                                                                --------
  Comprehensive income                                                                                               982

  Exercise of stock options                     --             5            44            --            --            49
  Redemption of preferred stock               (804)           --        (1,206)           --            --        (2,010)
  Dividends on preferred stock                  --            --            --           (88)           --           (88)

                                          --------      --------      --------      --------      --------      --------
Balance at June 30, 1999                  $     --      $  3,729      $ 35,925      $  7,713      $   (747)     $ 46,620
                                          ========      ========      ========      ========      ========      ========

           See accompanying notes to consolidated financial statements

                                BANK RHODE ISLAND
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               SIX MONTHS ENDED
                                                                                                   JUNE 30,
                                                                                           -----------------------
                                                                                           2000               1999
                                                                                           ----               ----
                                                                                                (IN THOUSANDS)
Cash flows from operating activities:
     Net income                                                                          $  2,662           $  1,939
     Adjustments to reconcile net income to net cash from operating activities:
         Depreciation and amortization                                                      1,247              1,691
         Provision for loan losses                                                            722                450
         Loss/(gain) on other real estate owned, net                                           (7)                12
         (Increase) decrease in:
              Accrued interest receivable                                                    (305)               114
              Prepaid expenses and other assets                                               (64)              (252)
         Increase (decrease) in:
              Other liabilities                                                              (959)                30
         Other, net                                                                            21                171
                                                                                         --------           --------
                  Net cash provided (used) by operating activities                          3,317              4,155
                                                                                         --------           --------

Cash flows from investing activities:
     Origination of:
         Residential mortgage loans                                                        (5,457)            (9,202)
         Commercial loans                                                                 (30,450)           (27,207)
         Consumer loans                                                                    (8,932)           (11,184)
     Purchase of:
         Investment securities available for sale                                          (3,000)           (22,201)
         Mortgage-backed securities available for sale                                    (18,517)           (13,081)
         Residential mortgage loans                                                       (22,579)           (39,081)
         Federal Home Loan Bank of Boston stock                                                --               (359)
     Principal payments on:
         Investment securities available for sale                                           7,000             11,000
         Mortgage-backed securities available for sale                                      7,141             12,348
         Residential mortgage loans                                                        22,205             56,265
         Commercial loans                                                                   4,560             10,065
         Consumer loans                                                                     5,679              6,090
     Proceeds from disposition of other real estate owned                                      88                318
     Capital expenditures for premises and equipment                                         (946)              (522)
                                                                                         --------           --------
                  Net cash provided (used) by investing activities                        (43,208)           (26,751)
                                                                                         --------           --------

Cash flows from financing activities:
     Net increase (decrease) in deposits                                                   65,980             15,896
     Net increase (decrease) in overnight and short-term borrowings                        (3,188)             2,062
     Proceeds from Federal Home Loan Bank of Boston and other borrowings                   12,000              6,300
     Repayment of Federal Home Loan Bank of Boston and other borrowings                   (25,004)            (3,408)
     Proceeds from exercise of stock options                                                   --                 49
     Redemption of  preferred stock                                                            --             (2,010)
     Dividends on preferred stock                                                              --                (88)
     Dividends on common stock                                                               (746)                --
                                                                                         --------           --------
                  Net cash provided (used) by financing activities                         49,042             18,801
                                                                                         --------           --------

     Net increase (decrease) in cash and cash equivalents                                   9,151             (3,795)
     Cash and cash equivalents at beginning of period                                      24,486             22,011
                                                                                         --------           --------
     Cash and cash equivalents at end of period                                          $ 33,637           $ 18,216
                                                                                         ========           ========

Supplementary Disclosures:
     Cash paid for interest                                                              $ 11,013           $  9,995
     Cash paid for income taxes                                                             2,005              1,614
     Non-cash transactions:
         Additions to other real estate owned in settlement of loans                          137                 --
         Change in other comprehensive income, net of taxes                                  (368)              (957)

           See accompanying notes to consolidated financial statements

                                BANK RHODE ISLAND
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)  Basis of Presentation

     The consolidated financial statements include the accounts of Bank Rhode Island (the "Bank") and its wholly-owned subsidiaries, BRI Investment Corp. (a Rhode Island passive investment company) and BRI Realty Corp. (a real estate holding company). All significant intercompany accounts and transactions have been eliminated in consolidation.

     The interim results of consolidated operations are not necessarily indicative of the results for any future interim period or for the entire year. These interim consolidated financial statements do not include all disclosures associated with annual financial statements and, accordingly, should be read in conjunction with the annual consolidated financial statements and accompanying notes included in the Bank's Annual Report on Form 10-K filed with the Federal Deposit Insurance Corporation ("FDIC").

     In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses.

     The unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") and prevailing practices within the banking industry and include all necessary adjustments (consisting of only normal recurring adjustments), that, in the opinion of management, are required for a fair presentation of the results and financial condition of the Bank.

(2)  Earnings Per Share

     Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and resulted in the issuance of additional common stock that then shared in the earnings of the entity.

 (3) Recent Accounting Developments

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security or a foreign currency denominated forecasted transaction. Under SFAS 133, an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. In June 1999, the FASB issued SFAS 137 which defers the effective date of SFAS 133. SFAS 133 is now effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Bank does not expect SFAS 133 to have a material effect on the Bank's financial position or results of operations.

                                BANK RHODE ISLAND
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

Certain statements contained herein are "Forward Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward Looking Statements may be identified by reference to a future period or periods or by the use of forward looking terminology such as "may," "believes," "intends," "expects," and "anticipates" or similar terms or variations of these terms. Actual results could differ materially from those set forth in Forward Looking Statements as a result of certain risks and uncertainties, including but not limited to, changes in political and economic conditions, interest rate fluctuations, competitive product and pricing pressures, equity and bond market fluctuations, credit risk, inflation, as well as other risks and uncertainties detailed from time to time in filings with the FDIC.

GENERAL

     Bank Rhode Island (the "Bank") is a commercial bank chartered as a financial institution in the State of Rhode Island. The Bank pursues a community banking mission and is principally engaged in providing banking products and services to individuals and businesses in Providence and Kent counties. The Bank is subject to competition from a variety of traditional and nontraditional financial service providers both within and outside of Rhode Island. The Bank offers its customers a wide range of deposit products, nondeposit investment products, commercial, residential and consumer loans, and other traditional banking products and services, designed to meet the needs of individuals and small to middle market businesses. The Bank also has recently introduced both commercial and consumer on-line banking products and maintains a web site at http://www.bankri.com.

     At this year's annual meeting, held on May 17, 2000, the Bank's shareholders authorized the reorganization of the Bank into a holding company structure. The Bank believes that this holding company structure will provide several advantages over the current structure including more financial flexibility. It is presently contemplated that the reorganization will become effective during the third quarter of 2000.

     The Bank is subject to regulation by certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank's deposits are insured by the FDIC, subject to regulatory limits. The Bank is also a member of the Federal Home Loan Bank of Boston ("FHLB").

NON-GAAP MEASURES OF FINANCIAL PERFORMANCE

     Contained within this Form 10-Q are various measures of financial performance that have been calculated excluding the amortization of intangibles and any related income taxes. These measures are identified as "cash" or "cash basis" and have been provided to assist the reader in evaluating the core performance of the Bank. This presentation is not in accordance with GAAP, but management believes it to be beneficial to gaining an understanding of the financial performance of the Bank.

     The Bank's formation in 1996 resulted in the generation of $17.5 million of goodwill which is being amortized over a 15 year period. The amortization of this intangible asset reduces the Bank's pre-tax income by $1.2 million annually. Because of the impact of this amortization, we have presented certain information on both a GAAP and cash basis.

     The following table sets forth selected financial measures in accordance with GAAP and on a cash basis:

                                                                THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                     JUNE 30,                        JUNE 30,
                                                               -------------------             --------------------
                                                               2000           1999             2000            1999
                                                               ----           ----             ----            ----

     Basic EPS                                              $    0.36     $     0.27       $     0.71      $     0.50
     Basic Cash EPS                                         $    0.41     $     0.32       $     0.82      $     0.60

     Diluted EPS                                            $    0.36     $     0.27       $     0.71      $     0.49
     Diluted Cash EPS                                       $    0.41     $     0.32       $     0.82      $     0.59

     ROA                                                         0.81%          0.68%            0.81%           0.67%
     Cash Basis ROA                                              0.94%          0.82%            0.94%           0.82%

     ROE                                                        11.41%          9.12%           11.26%           8.77%
     Cash Basis ROE                                             13.01%         10.77%           12.87%          10.39%

     Efficiency Ratio                                           66.66%         69.74%           66.37%          69.55%
     Cash Basis Efficiency Ratio                                62.72%         64.95%           62.30%          64.63%

OVERVIEW

     Total assets increased $50.4 million, or 8.0%, to $682.4 million at June 30, 2000, from $632.0 million at December 31, 1999. This increase was centered in commercial loans and was funded by growth in total deposits. During the first half of 2000, total loans rose to $493.6 million, from $459.0 million, an increase of $34.7 million, or 7.6%, and total deposits rose to $579.4 million, from $513.4 million, an increase of $66.0 million, or 12.9%. Shareholders' equity was $49.2 million at June 30, 2000, representing a $1.5 million, or 3.2%, increase over shareholders' equity at the end of 1999.

FINANCIAL CONDITION

     -- Investments. Total investments (consisting of federal funds sold, investment securities, mortgage-backed securities ("MBSs") and stock in the
FHLB) totaled $153.3 million, or 22.5% of total assets, at June 30, 2000, compared to $135.9 million, or 21.5% of total assets, at December 31, 1999. All $132.0 million of investment securities and MBSs at June 30, 2000 were classified as available for sale and carried a total of $3.2 million in net unrealized losses. The increase in total investments was centered in federal funds sold, which increased $10.7 million, or 156.6%.

     -- Loans. Total loans were $493.6 million, or 72.3% of total assets, at June 30, 2000, compared to $459.0 million, or 72.6% of total assets, at December 31, 1999. During the first half of 2000, the commercial loan portfolio (consisting of commercial & industrial, small business, commercial real estate, multi-family real estate and construction loans) increased $25.9 million, or 14.9%, as the Bank experienced strong demand from local commercial customers. Particular emphasis is placed on the generation of small- to medium-sized commercial relationships (those relationships with $4.0 million or less in loan outstandings). The Bank is active in small business lending (loans of $250,000 or less) in which it utilizes credit scoring in conjunction with traditional review standards and employs streamlined documentation. The Bank is a participant in the U.S. Small Business Administration ("SBA") Preferred Lender Program ("PLP") in Rhode Island and the 7a Guarantee Loan Program in Massachusetts.

     Also during the first six months of 2000, the Bank's consumer loan portfolio increased $3.2 million, or 6.8%, and its residential mortgage loan portfolio increased $5.6 million, or 2.3%. While the Bank continues to concentrate its origination efforts on commercial and consumer loan opportunities, it anticipates continuing to originate residential mortgage loans on a limited basis for its customers. Until such time as the Bank can originate sufficient commercial and consumer loans to utilize available cash flow, it also intends to continue purchasing residential mortgage loans as opportunities develop.

     The following is a breakdown of loans receivable:

                                                            JUNE 30,           DECEMBER 31,
                                                              2000                 1999
                                                            --------           ------------
                                                                   (IN THOUSANDS)

     Residential mortgage loans:
       One- to four-family adjustable rate                 $ 204,219           $ 196,863
       One- to four-family fixed rate                         37,378              39,037
                                                           ---------           ---------
          Subtotal                                           241,597             235,900
       Premium on loans acquired                               1,314               1,446
       Net deferred loan origination fees                        (41)                (26)
                                                           ---------           ---------
          Total residential mortgage loans                 $ 242,870           $ 237,320
                                                           =========           =========

     Commercial loans:
       Commercial real estate - nonowner occupied          $  64,243           $  56,181
       Commercial and industrial                              50,169              40,109
       Commercial real estate - owner occupied                39,869              33,968
       Multi-family real estate                               16,682              16,270
       Small business                                         16,561              13,322
       Construction                                            4,310               6,379
       Leases and other                                        8,814               8,499
                                                           ---------           ---------
          Subtotal                                           200,648             174,728
       Net deferred loan origination fees                       (178)               (180)
                                                           ---------           ---------
          Total commercial loans                           $ 200,470           $ 174,548
                                                           =========           =========

     Consumer loans:
       Home equity - lines of credit                       $  24,013           $  24,166
       Home equity - term loans                               22,366              19,710
       Installment                                             1,551               1,279
       Savings secured                                           917               1,005
       Unsecured and other                                     1,070                 590
                                                           ---------           ---------
          Subtotal                                            49,917              46,750
       Net deferred loan origination costs                       370                 340
                                                           ---------           ---------
          Total consumer loans                             $  50,287           $  47,090
                                                           =========           =========

     -- Deposits and Borrowings. Total deposits increased by $66.0 million, or 12.9%, during the first half of 2000, from $513.4 million, or 81.2% of total assets, at December 31, 1999, to $579.4 million, or 84.9% of total assets, at June 30, 2000. Increases of $40.3 million, or 14.2%, in core accounts (checking and savings accounts) along with $25.6 million, or 11.2%, in certificates of deposit comprised the increase in total deposits. The strong deposit growth experienced by the Bank during the first half of 2000 resulted from increased market presence along with customer displacement caused by Fleet Financial/BankBoston divestitures.

     The following table sets forth certain information regarding deposits:

                                                         JUNE 30, 2000                         DECEMBER 31, 1999
                                             ------------------------------------     ------------------------------------
                                                           PERCENT       WEIGHTED                   PERCENT       WEIGHTED
                                                             OF          AVERAGE                      OF          AVERAGE
                                             AMOUNT         TOTAL          RATE       AMOUNT         TOTAL          RATE
                                             ------        -------       --------     ------        -------       --------
                                                                      (DOLLARS IN THOUSANDS)

  NOW accounts                              $ 33,895          5.8%         0.67%     $ 27,456          5.4%         0.64%
  Money market accounts                       14,325          2.5%         2.62%       16,073          3.1%         2.70%
  Savings accounts                           194,031         33.5%         3.20%      173,692         33.8%         2.78%
  Certificate of deposit accounts            253,985         43.8%         5.45%      228,351         44.5%         4.95%
                                            --------        -----                    --------        -----
     Total interest bearing deposits         496,236         85.6%         4.16%      445,572         86.8%         3.76%
  Noninterest bearing accounts                83,160         14.4%           --        67,844         13.2%           --
                                            --------        -----                    --------        -----
     Total deposits                         $579,396        100.0%         3.57%     $513,416        100.0%         3.26%
                                            ========        =====          ====      ========        =====          ====

     The Bank's total borrowings decreased $16.2 million, or 23.8%, during the first half of 2000 as the Bank utilized part of the deposit growth to repay maturing borrowings. The Bank, through its membership in the FHLB, has access to a variety of borrowing alternatives, and management will from time to time take advantage of these opportunities to fund asset growth. However, on a long-term basis, the Bank intends to concentrate on increasing its core deposits.

ASSET QUALITY

     The definition of nonperforming assets includes nonperforming loans and other real estate owned ("OREO"). OREO consists of real estate acquired through foreclosure proceedings and real estate acquired through acceptance of a deed in lieu of foreclosure. Nonperforming loans are defined as nonaccrual loans, loans past due 90 days or more, but still accruing, and impaired loans. Under certain circumstances the Bank may restructure the terms of a loan as a concession to a borrower. These restructured loans are considered impaired loans.

     -- Nonperforming Assets. At June 30, 2000, the Bank had nonperforming assets of $1.9 million, which represented .27% of total assets. This compares to nonperforming assets of $1.2 million, or .24% of total assets, at December 31, 1999. The Bank's nonperforming assets at June 30, 2000, consisted of nonaccrual commercial loans aggregating $1.4 million, nonaccrual residential mortgage loans aggregating $390,000, and OREO aggregating $105,000. Included in nonaccrual loans were $1.3 million and $329,000 of impaired loans at June 30, 2000 and December 31, 1999, respectively. The Bank maintained reserves of $49,000 against impaired loans at June 30, 2000. No reserves were necessary against impaired loans as of December 31, 1999. The Bank evaluates the underlying collateral of each nonperforming loan and continues to pursue the collection of interest and principal.

     Delinquencies. At June 30, 2000, loans with an aggregate balance of $331,000 were 60 to 89 days past due, an increase of $238,000, or 255.9%, from $93,000 reported at December 31, 1999. The majority of these loans at both dates were residential mortgage loans and are secured.

     The following table sets forth information regarding nonperforming assets and loans 60-89 days past due as to interest at the dates indicated.

                                                                              JUNE 30,       DECEMBER 31,
                                                                                2000             1999
                                                                              --------       ------------
                                                                                (DOLLARS IN THOUSANDS)

     Loans accounted for on a nonaccrual basis                                 $1,753           $1,112
     Loans past due 90 days or more, but still accruing                            --               --
                                                                               ------           ------
          Total nonperforming loans                                             1,753            1,112
     Other real estate owned                                                      105               49
                                                                               ------           ------
          Total nonperforming assets                                           $1,858           $1,161
                                                                               ======           ======

     Delinquent loans 60-89 days past due                                      $  331           $   93

     Nonperforming loans as a percent of total loans                              .36%             .24%
     Nonperforming assets as a percent of total assets                            .27%             .18%
     Delinquent loans 60-89 days past due as a percent of total loans             .07%             .02%

     As the Bank's loan portfolio continues to grow and mature, or if economic conditions worsen, management believes it likely that the level of nonperforming assets will increase, as will its level of delinquencies and charge-offs.

ALLOWANCE FOR LOAN LOSSES

     During the first six months of 2000, the Bank made provisions to the allowance for loan losses totaling $722,000 and had $1,000 of net charge-offs, bringing the balance in the allowance to $6.4 million at June 30, 2000, compared to $5.7 million at December 31, 1999. The allowance, expressed as a percentage of total loans, was 1.30% as of June 30, 2000, compared to 1.24% at the prior year-end and stood at 365.2% of nonperforming loans at June 30, 2000, compared to 510.9% of nonperforming loans at December 31, 1999.

     Assessing the adequacy of the allowance for loan losses involves substantial uncertainties and is based upon management's evaluation of the amounts required to meet estimated charge-offs in the loan portfolio after weighing various factors. Among these factors are the risk characteristics of the loan portfolio, the quality of specific loans, the level of nonaccruing loans, current economic conditions, trends in delinquencies and charge-offs, and the value of underlying collateral, all of which can change frequently. Based on this evaluation, the Bank believes that the allowance for loan losses, as of June 30, 2000, is adequate.

     While management evaluates currently available information in establishing the allowance for loan losses, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review a financial institution's allowance for loan losses and carrying amounts of other real estate owned. Such agencies may require the financial institution to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

RESULTS OF OPERATIONS

     The Bank's operating results depend primarily on its "net interest income," or the difference between its interest income and its cost of money, and on the quality of its assets. Interest income depends on the average amount of interest-earning assets outstanding during the period and the interest rates earned thereon. The Bank's cost of money is a function of the average amount of deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of assets further influences the amount of interest income lost on nonaccrual loans and the amount of additions to the allowance for loan losses.

THREE MONTHS ENDED JUNE 30, 2000 AND 1999

     -- Overview. The Bank reported net income for the second quarter of 2000 of $1.4 million, up $307,000, or 29.3%, from the second quarter of 1999. Diluted earnings per common share were $0.36 for the second quarter of 2000, compared to $0.27 for the second quarter of 1999. Cash earnings per common share were $0.41 for the 2000 period, compared to $0.32 for the 1999 period.

     The Bank reported a return on average assets of 0.81% and a return on average equity of 11.41% for the 2000 period, as compared to a return on average assets of 0.68% and a return on average equity of 9.12% for the 1999 period. Cash basis return on average assets and cash basis return on average equity were 0.94% and 13.01% for the 2000 period, and 0.82% and 10.77% for the 1999 period, respectively.

     -- Net Interest Income. For the quarter ended June 30, 2000, net interest income was $6.5 million, compared to $5.3 million for the 1999 period. The Bank's net interest margin for the second quarter of 2000 was 4.16% compared to a net interest margin of 3.71% for the 1999 period. The increase in net interest income of $1.2 million, or 22.0%, was primarily attributable to the Bank's overall growth, coupled with an increase in the yield on its earning assets. The increase in yield on earning assets resulted from higher market interest rates and a change in mix towards commercial and consumer loans. Average earning assets increased $52.6 million, or 9.1%, and average interest-bearing liabilities increased $37.4 million, or 7.5%, over the comparable period a year earlier. In addition, the average yield on earning assets increased 67 basis points, from 7.10% in 1999 to 7.77% in 2000.

     -- Interest Income. Investments. Total investment income was $2.3 million for the quarter ended June 30, 2000, compared to $2.1 million for the second quarter of 1999. This increase in total investment income of $172,000, or 8.1%, was primarily attributable to an increase in the overall yield of investments of 60 basis points, to 6.52%, as a result of increases in market interest rates. The Bank's investments at June 30, 2000 were primarily comprised of Treasury and Agency securities and MBSs with remaining maturities or repricing periods of less than five years. In addition to assisting in the Bank's overall tax planning, the Bank believes that this composition, along with a structured maturity ladder, provides more stable earnings and predictable cash flows from the portfolio. In addition, as a result of the rising interest rate environment present during the past year, prepayments on MBSs have slowed. These lower prepayment levels have had a positive impact on the yield of MBSs purchased at a premium.

     -- Interest Income. Loans. Interest from loans was $9.9 million for the three months ended June 30, 2000, and represented a yield on total loans of 8.12%. This compares to $8.1 million of interest, and a yield of 7.48%, for the second quarter of 1999. Interest from commercial loans increased $1.4 million, or 45.0%, between the two quarters and represented the fastest growing segment of the total loan portfolio. Income from consumer and other loans increased $247,000, or 30.1%, and residential mortgage loan income increased $192,000, or 4.5%. Since its inception, the Bank has concentrated its origination efforts on commercial and consumer loan opportunities, while purchasing residential mortgage loans as cash flows dictated. The average balance of the various components of the loan portfolio changed from the second quarter of 1999 as follows: commercial loans increased $50.8 million, or 34.8%, consumer and other loans increased $7.4 million, or 18.0%, and residential mortgage loans decreased $2.9 million, or 1.2%. In response to rising market interest rates, the yields on the various loan portfolio components changed as follows: commercial loans increased 65 basis points, to 8.96%; consumer and other loans increased 84 basis points, to 8.84%, and residential mortgage loans increased 40 basis points, to 7.31%. As with MBSs, the rising interest rate and slower prepayment environment present since last year has positively impacted the yield on the Bank's loan portfolio.

     -- Interest Expense. Interest paid on deposits and borrowings increased $797,000, or 16.3%, to $5.7 million for the three months ended June 30, 2000, from $4.9 million paid during the second quarter of 1999. The overall average cost for interest-bearing liabilities increased 33 basis points from 3.94% for the second quarter of 1999 to 4.27% for the second quarter of 2000. Liability costs are dependent on a number of factors including general economic conditions, national and local interest rates, competition in the local deposit marketplace, interest rate tiers offered and the Bank's cash flow needs. Average costs for the various components of interest-bearing liabilities changed from the second quarter of 1999 as follows: NOW accounts remained unchanged at 0.65%, money market accounts decreased 9 basis points, to 2.65%, savings accounts increased 32 basis points, to 3.07%, certificate of deposit accounts increased 36 basis points, to 5.34%, and borrowings increased 49 basis points to 6.06%. Meanwhile, the average balance of interest-bearing liabilities increased $37.4 million, from $497.6 million in the second quarter of 1999 to $535.0 million in the second quarter of 2000, as the Bank actively sought deposits to fund its asset growth.

     -- Provision for Loan Losses. The provision for loan losses was $382,000 for the quarter ended June 30, 2000, up $157,000, or 70.0%, from the same quarter last year as the commercial loan portfolio grew at an annualized rate of 29.7% during the first half of 2000. When determining the provision for the quarter, management evaluates several factors including new loan originations, actual and estimated charge-offs, and the risk characteristics of the loan portfolio. Also see discussion under "Allowance for Loan Losses."

     -- Noninterest Income. Total noninterest income increased $130,000, or 17.5%, to $874,000 for the second quarter of 2000, from $744,000 for the 1999 quarter. Service Charges on Deposit Accounts, which represent the largest source of noninterest income for the Bank, rose $129,000, or 24.2%, from $533,000 for the quarter ended June 30, 1999, to $662,000 for the same period in 2000. Loan Related Fees increased $38,000, or 152.0%, in conjunction with the increases in commercial loan outstandings and Commissions on Loans Originated for Others decreased $21,000, or 61.8%, as loan activity levels decreased in response to the rising interest rate environment.

     -- Noninterest Expense. Total noninterest expense for the second quarter of 2000 increased $681,000, or 16.1%, to $4.9 million from $4.2 million in 1999. This increase occurred primarily in the following areas: Salaries and Benefits (up $396,000, or 20.3%), Occupancy (up $87,000, or 30.3%), Equipment (up
$93,000, or 65.0%), Marketing (up $87,000, or 31.2%) and Other Expenses (up $116,000, or 23.7%) and primarily represent increased costs associated with the overall growth of the institution, including the Bank's efforts to increase its visibility in order to take advantage of current market conditions. Partially offsetting these increases were decreases in: Professional Services (down $49,000, or 23.1%), Loan Servicing (down $30,000, or 14.2%) and OREO Expense (down $30,000, or 83.3%). The Bank's cash basis efficiency ratio for the second quarter of 2000 was 62.72%, compared to 64.95% for the second quarter of 1999, an improvement of 223 basis points.

     -- Income Tax Expense. The Bank recorded income tax expense of $724,000 for the three months ended June 30, 2000, compared to $567,000 for the same period during 1999. This represented total effective tax rates of 34.8% and 35.1%, respectively. The Bank's tax-favored income from U.S. Treasury and Agency securities and its use of a Rhode Island passive investment company has reduced its effective tax rate from the 39.9% combined statutory federal and state tax rates.

SIX MONTHS ENDED JUNE 30, 2000 AND 1999

     -- Overview. Net income for the first half of 2000, increased $723,000, or 37.3%, to $2.7 million, or $0.71 per diluted common share, from $1.9 million, or $0.49 per diluted common share, for the first half of 1999. Net income for the first half of 1999 was reduced by a one-time charge of $109,000 resulting from a change in accounting principle which required remaining unamortized organizational costs to be charged against earnings. Operating income, which excludes this one-time charge, was $2.7 million for the 2000 period, compared to $2.0 million for the same period last year, an increase of $614,000, or 30.0%. Diluted cash earnings per common share were $0.82 for the 2000 period, compared to $0.59 for the 1999 period.

     This performance represented a return on average assets of 0.81% and a return on average equity of 11.26% for the 2000 period, as compared to a return on average assets of 0.67% and a return on average equity of 8.77% for the 1999 period. Cash basis return on average assets and cash basis return on average equity were 0.94% and 12.87% for the 2000 period, and 0.82% and 10.39% for the 1999 period, respectively.

     -- Net Interest Income. For the six months ended June 30, 2000, net interest income was $12.6 million, compared to $10.4 million for the first half of 1999. The Bank's net interest margin for the first six months of 2000 was 4.10% compared to a net interest margin of 3.69% for the 1999 period. The increase in net interest income of $2.2 million, or 20.9%, was attributable to the overall growth of the Bank, along with the improvement in its net interest margin. Average earning assets increased $48.6 million, or 8.5%, and average interest-bearing liabilities increased $36.0 million, or 7.3%, over the comparable period a year earlier. The increase of 41 basis points in the net interest margin resulted from higher yields on the Bank's investment and loan portfolios (in response to increases in market interest rates and a shift in asset mix towards commercial and consumer loans), in addition to higher yields on residential mortgage loans and MBSs (due to a slowdown in prepayments) which were not offset by corresponding increases in deposit costs as the Bank was able to manage the cost of its core deposit accounts.

     -- Interest Income. Investments. Total investment income was $4.5 million for the six months ended June 30, 2000, compared to $4.2 million for the first half of 1999. This increase in total investment income of $325,000, or 7.8%, was primarily attributable to a 53 basis point increase in the overall yield on investments, to 6.43%, partially offset by a $1.4 million decrease in the average balance of investments. The increase in overall yield on investments comes as a result of higher market interest rates and a slowing of prepayments, particularly on MBSs.

     -- Interest Income. Loans. Interest from loans was $19.2 million for the six months ended June 30, 2000, and represented a yield on total loans of 8.03%. This compares to $16.0 million of interest, and a yield of 7.48%, for the first half of 1999. This increase of $3.2 million, or 19.8%, in interest on loans was due primarily to an increase in commercial loan average balances, (up $45.6 million, or 32.0%) coupled with an increase in the overall yield on the loan portfolio resulting from higher market interest rates and slower prepayments. The yields on the various components of the loan portfolio changed as follows: commercial loans increased 49 basis points, to 8.84%; consumer and other loans increased 61 basis points, to 8.69%; and residential mortgage loans increased 37 basis points, to 7.26%. In addition, the average balance of commercial and consumer loans changed as follows: commercial loans increased $45.6 million, or 32.0%, and consumer and other loans increased $8.0 million, or 20.0%. The Bank has continued to concentrate its origination efforts on commercial and consumer loan opportunities, but will also originate residential mortgage loans on a limited basis.

     -- Interest Expense. Interest paid on deposits and borrowings increased $1.3 million, or 13.5%, to $11.1 million for the six months ended June 30, 2000, from the same period during 1999. The overall average cost for interest-bearing liabilities increased 21 basis points from 3.99% for the first half of 1999, to 4.20% for the first half of 2000. Deposit costs are dependent on a number of factors including general economic conditions, national and local interest rates, competition in the local marketplace, interest rate tiers offered, and the Bank's cash flow needs. During the first half of 2000, the Bank was able to manage the cost of its interest-bearing liabilities so that they increased at a slower rate than general market interest rates. Meanwhile, the average balance of interest-bearing liabilities increased $36.0 million, from $492.9 million in 1999, to $528.9 million in 2000, as the Bank actively sought deposits to fund its asset growth. The Bank continued to experience strong average balance growth in core accounts, specifically noninterest bearing demand deposit accounts (up $10.2 million, or 15.4%) and savings accounts (up $12.0 million, or 7.1%). In addition, the Bank increased its utilization of borrowed funds (up $13.1 million, or 29.0%).

     -- Provision for Loan Losses. The provision for loan losses was $722,000 for the six months ended June 30, 2000, compared to $450,000 for the same period last year. Management evaluates several factors including new loan originations, actual and estimated charge-offs, and the risk characteristics of the loan portfolio when determining the provision for the quarter. Also see discussion under "Allowance for Loan Losses."

     -- Noninterest Income. Total noninterest income increased $252,000, or 18.0%, to $1.7 million for the first six months of 2000, from the first half of 1999. Service charges on deposit accounts, which represents the largest source of noninterest income for the Bank, rose $276,000, or 27.9%, from $991,000 for the six months ended June 30, 1999, to $1.3 million for the same period in 2000, primarily as a result of growth in core accounts. Noninterest income related to loans and loan originations, along with Other Income, remained substantially unchanged between the two periods.

     -- Noninterest Expense. Noninterest expenses for the first half of 2000 increased a total of $1.2 million, or 15.1%, to $9.5 million, from $8.2 million in 1999. This increase occurred primarily as a result of the overall growth of the Bank and was centered in the following areas: Salaries and Benefits (up $690,000, or 18.0%), Occupancy and Equipment (up $207,000, or 21.2%), Marketing (up $217,000, or 56.5%) and Other Expenses (up $194,000, or 21.2%). Partially offsetting these increases were decreases in: Data Processing (down $47,000, or 7.2%), Loan Servicing (down $49,000, or 11.3%) and OREO Expense (down $47,000, or 83.9%). The Bank's cash basis efficiency ratio improved from 64.63% for the 1999 period, to 62.30% for the 2000 period.

     -- Income Tax Expense. The Bank recorded income tax expense of $1.4 million for the first half of 2000, compared to $1.1 million for the same period during 1999. This represented total effective tax rates of 34.8% and 35.1%, respectively. The Bank's tax-favored income from U.S. Treasury and Agency securities and its utilization of a Rhode Island passive investment company has reduced its effective tax rate from the 39.9% combined statutory federal and state tax rates.

LIQUIDITY AND CAPITAL RESOURCES

     -- Liquidity. Liquidity is defined as the ability to meet current and future financial obligations of a short-term nature. The Bank further defines liquidity as the ability to respond to the needs of depositors and borrowers, as well as to earnings enhancement opportunities, in a changing marketplace. Primary sources of liquidity consist of deposit inflows, loan repayments, borrowed funds, maturity of investment securities and sales of investment securities from the available for sale portfolio. These sources fund the Bank's lending and investment activities.

     Management is responsible for establishing and monitoring liquidity targets as well as strategies and tactics to meet these targets. In general, the Bank maintains a high degree of flexibility with a liquidity target of 10% to 25% of total assets. At June 30, 2000, cash, federal funds sold, and investment securities and MBSs available for sale amounted to $165.7 million, or 24.3% of total assets. This compares to $149.8 million, or 23.7% of total assets at December 31, 1999. The Bank is a member of the FHLB and, as such, has access to both short- and long-term borrowings. In addition, the Bank maintains a line of credit at the FHLB as well as lines of credit with two correspondent banks. There have been no adverse trends in the Bank's liquidity or capital reserves. Management believes that the Bank has adequate liquidity to meet its commitments.

     -- Capital Resources. Total shareholders' equity of the Bank at June 30, 2000 was $49.2 million, as compared to $47.7 million at December 31, 1999. This increase of $1.5 million in total shareholders' equity was the result of the Bank's net income for the six month period of $2.7 million, less dividends of $746,000 and changes in unrealized losses on investment securities of $368,000.

     The Bank is subject to FDIC regulations regarding capital requirements. These regulations require banks to maintain minimum capital levels for capital adequacy purposes and higher capital levels to be considered "well capitalized." At June 30, 2000, the Bank's Tier I leverage capital ratio was 5.90%. The Bank is also subject to risk-based capital measures. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. According to these standards, the Bank had a Tier I risk adjusted capital ratio of 9.48% and a total risk adjusted capital ratio of 10.73% at June 30, 2000. The minimum Tier I leverage, Tier I risk adjusted, and total risk adjusted capital ratios necessary to be classified for regulatory purposes as a "well capitalized" institution are 5.00%, 6.00% and 10.00%, respectively. The Bank, therefore, is considered to be "well capitalized." The Bank's actual and required capital amounts and ratios are as follows:

                                                                            MINIMUM REQUIRED         MINIMUM REQUIRED
                                                                               FOR CAPITAL           TO BE CONSIDERED
                                                        ACTUAL              ADEQUACY PURPOSES       "WELL CAPITALIZED"
                                                   ----------------         -----------------       ------------------
                                                   AMOUNT     RATIO         AMOUNT     RATIO         AMOUNT     RATIO
                                                   ------     -----         ------     -----         ------     -----

AT JUNE 30, 2000:
Tier I capital (to average assets)                $38,822      5.90%       $19,736      3.00%       $32,893      5.00%
Tier I capital (to risk weighted assets)           38,822      9.48%        16,385      4.00%        24,578      6.00%
Total capital (to risk weighted assets)            43,958     10.73%        32,770      8.00%        40,963     10.00%

AT DECEMBER 31, 1999:
Tier I capital (to average assets)                $36,323      5.88%       $18,537      3.00%       $30,896      5.00%
Tier I capital (to risk weighted assets)           36,323      9.70%        14,974      4.00%        22,461      6.00%
Total capital (to risk weighted assets)            41,015     10.96%        29,948      8.00%        37,435     10.00%

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The principal market risk facing the Bank is interest rate risk. The Bank's objective regarding interest rate risk is to manage its assets and funding sources to produce results which are consistent with its liquidity, capital adequacy, growth and profitability goals, while minimizing the vulnerability of its operations to changes in market interest rates.

     Simulation modeling is the primary tool used by the Bank to measure the interest rate risk inherent in its balance sheet at a given point of time by showing the effect on net interest income, over a twenty-four month period, of interest rate ramps of up to 200 basis points.

     The following table presents the estimated impact of interest rate ramps on the Bank's estimated net interest income over a twenty-four month period beginning July 1, 2000:

                                                                                       ESTIMATED EXPOSURE
                                                                                     TO NET INTEREST INCOME
                                                                                ---------------------------------
                                                                                DOLLAR                    PERCENT
                                                                                CHANGE                    CHANGE
                                                                                ------                    -------
                                                                                     (DOLLARS IN THOUSANDS)
     INITIAL TWELVE MONTH PERIOD:

     Up 200 basis points                                                      $      (111)                (0.42%)
     Up 100 basis points                                                              (44)                (0.17%)
     Down 100 basis points                                                             29                  0.11%
     Down 200 basis points                                                             23                  0.08%

     SUBSEQUENT TWELVE MONTH PERIOD:

     Up 200 basis points                                                      $      (830)                (3.05%)
     Up 100 basis points                                                             (354)                (1.30%)
     Down 100 basis points                                                            144                  0.53%
     Down 200 basis points                                                             28                  0.10%

     While the Bank reviews simulation assumptions and methodology to ensure that they reflect historical experience, it should be noted that income simulation may not always prove to be an accurate indicator of interest rate risk because the actual repricing, maturity and prepayment characteristics of individual products may differ from the estimates used in the simulations.

     The Bank also uses interest rate sensitivity gap analysis to provide a more general overview of the Bank's interest rate risk profile. The interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. At June 30, 2000, the Bank's one year cumulative gap was a positive $1.8 million, or 0.27% of total assets.

     For additional discussion on interest rate risk see the section titled "Asset and Liability Management" contained on pages 32 to 34 of the Bank's 2000 Annual Report on Form 10-K filed with the FDIC.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

          There are no material pending legal proceedings to which the Bank or its subsidiary are a party, or to which any of their property is subject, other than ordinary routine litigation incidental to the business of banking.

ITEM 2. CHANGE IN SECURITIES

          No information to report.

ITEM 3. DEFAULT UPON SENIOR SECURITIES

          No defaults upon senior securities have taken place.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF THE SECURITY HOLDERS

          At the Annual Meeting of Shareholders, held May 17, 2000, shareholders of Common Stock elected the Board's Class I nominees to the Board of Directors, ratified the appointment of independent public accountants and approved the Plan of Reorganization and Agreement of Merger necessary for the formation of a holding company.

          The vote for Class I director nominees with terms expiring in 2003 was:

                                                                          FOR               WITHHELD
                      Frederick James Hodges, Jr.                      2,600,979             52,920
                      Donald R. Reaves                                 2,601,039             52,860
                      Cheryl L. Watkins                                2,600,979             52,920
                      John A. Yena                                     2,600,839             53,060

          The vote for ratifying the appointment of KPMG LLP as independent public accountants for the Bank was:

                           FOR                        AGAINST                     ABSTAIN
                        2,639,603                      7,036                       7,260

          The vote for approving the Plan of Reorganization and Agreement of Merger was:

                                                                                                              BROKER
                           FOR                        AGAINST                     ABSTAIN                    NON-VOTE
                        2,048,433                     47,930                       6,970                     550,802

          In addition, all 280,000 shares of Non-Voting Common Stock were cast FOR the approval of the Plan of Reorganization and Agreement of Merger.

ITEM 5. OTHER INFORMATION

          No information to report.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

          No information to report.

                                BANK RHODE ISLAND


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                        BANK RHODE ISLAND



AUGUST 3, 2000                                 By: /s/ Merrill W. Sherman
--------------                                     ---------------------------
   (Date)                                              Merrill W. Sherman
                                                            President and
                                                  Chief Executive Officer



AUGUST 3, 2000                                 By: /s/ Albert R. Rietheimer
--------------                                     ---------------------------
   (Date)                                              Albert R. Rietheimer
                                                    Chief Financial Officer
                                                              and Treasurer